AB 2/28

08026269

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 27 2008
Washington, DC
103

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# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8-51355 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1640 Pepperwood Drive
(No. and Street)

St. Louis (City) MO (State) 63146 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian G. Toennies & Associates
(Name – *if individual, state last, first, middle name*)

9730 E Watson Road Ste. 100 (Address) St. Louis (City) MO (State) 63126 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 03 2008
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Victoria Ragland, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Equity Investment Services, Inc, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Victoria L Ragland
Signature

Pres.
Title

Nilska A. Navarro
Notary Public

NILSKA A. NAVARRO
Notary Public - State of Florida
My Comm. Expires Dec 15, 2008
Commission # DD 376970

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Phone: (314) 842-0477
Toll Free: (877) 842-0477
Fax: (314) 842-0478
Illinois Home Office: (618) 632-8291
Website: www.toenniescpa.com
E-mail: brian@toenniescpa.com

10 yes Brian G. Toennies & Assoc.

Brian G. Toennies
Certified Public Accountant
9730 East Watson
St. Louis, Missouri 63126

February 26, 2008

SEC
Mail Processing
Section

FEB 27 2008

Washington, DC
101

National Association of
Securities Dealers, Inc.
Member Regulation Programs/Systems Support
9509 Key West Avenue, 3rd Floor
Rockville, MD 20850
Attention: Sherry Lawrence

Dear Ms. Lawrence;

We have audited the balance sheet of Equity Investment Services, Inc. as of December 31, 2007 and the related statement of income, retained earnings and cash flows for the year then ended.

In connection with the annual audited report:

1. We are independent certified public accountants with respect to Equity Investment Services, Inc.

   Our examinations were made in accordance with auditing standards generally accepted in the United States of America, and, accordingly, included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

2. Nothing came to our attention as a result of the foregoing procedures that caused us to believe that:

   a. The annual audited report is not in conformity with generally accepted accounting principles applied on a consistent basis, and
   b. Any material inadequacies existed.

Very truly yours,

Brian G. Toennies

Brian G. Toennies, CPA

Enclosures

cc: US Securities and Exchange Commission
Midwest Regional Office
175 W. Jackson Boulevard, Suite 900
Chicago, IL 60604

US Securities and Exchange Commission
Division of Market Regulation
450 5th St., NW, Room 10437, Mail Stop 1001
Washington, DC 20549
Attn: Carol Y Charnock, Regulation Specialist

cc: NASD
District Office
120 West 12th Street, Ste. 900
Kansas City, MO 64105

Phone: (314) 842-0477
Toll Free: (877) 842-0477
Fax: (314) 842-0478
Illinois Home Office: (618) 632-8291
Website: www.toenniescpa.com
E-mail: brian@toenniescpa.com

10 yes Brian G. Toennies & Assoc.

Brian G. Toennies
Certified Public Accountant
9730 East Watson
St. Louis, Missouri 63126

February 26, 2008

National Association of
Securities Dealers, Inc.
Member Regulation Programs/Systems Support
9509 Key West Avenue, 3rd Floor
Rockville, MD 20850
Attention: Sherry Lawrence

Dear Ms. Lawrence;

Enclosed is a complete set of the following items:

1. A report detailing any material inadequacies found.
2. A Computation of Net Capital
3. A Reconciliation of the Audited Computation of Net Capital and the Unaudited FOÇUS Report.

The above mentioned items are filed in compliance with Securities and Exchange Commission Rule 17a-5(d) and should meet all filing requirements of the Rule.

If any further information is required please contact our office.

Yours very truly,

Brian G. Toennies

Brian G. Toennies, CPA

Enclosures

cc: US Securities and Exchange Commission
Midwest Regional Office
175 W. Jackson Boulevard, Suite 900
Chicago, IL 60604

US Securities and Exchange Commission
Division of Market Regulation
450 5th St., NW, Room 10437, Mail Stop 1001
Washington, DC 20549
Attn: Carol Y Charnock, Regulation Specialist

NASD
District Office
120 West 12th Street, Ste. 900
Kansas City, MO 64105

EQUITY INVESTMENT SERVICES, INC.

FINANCIAL STATEMENTS

December 31, 2007

## CONTENTS



*********
*******
*****
***
*

Phone: (314) 842-0477
Toll Free: (877) 842-0477
Fax: (314) 842-0478
Illinois Home Office: (618) 632-8291
Website: www.toenniescpa.com
E-mail: brian@toenniescpa.com

Brian G. Toennies
Certified Public Accountant
9730 East Watson
St. Louis, Missouri 63126

SEC
Mail Processing
Section

FEB 27 2008

Washington, DC
101

Board of Directors
Equity Investment Services, Inc.
St. Louis, Missouri

We have audited the accompanying balance sheet of Equity Investment Services, Inc. as of December 31, 2007 and the related statements of income, changes in stockholders equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Equity Investment Services, Inc. as of December 31, 2007 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brian G Toennies + Associates

Brian G. Toennies & Associates
February 26, 2008

Equity Investment Services, Inc.
Balance Sheet
December 31, 2007

## ASSETS

| | 2007 |
|---|---|
| **Current Assets:** | |
| Cash - Checking Account | $ 13,635 |
| Total Cash and Equivalents | 13,635 |
| Commissions Receivable | 626 |
| Prepaid Taxes | 0 |
| Total Current Assets | 14,261 |
| Total Assets | $ 14,261 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | 2007 |
|---|---|
| **Current Liabilities:** | |
| Accounts Payable | 0 |
| Accrued Audit Fee | $ 1,190 |
| Accrued NASD Fee | 995 |
| Total Current Liabilities | 2,185 |
| **Stockholder's Equity:** | |
| Capital Stock: | |
| Authorized: 30,000 Shares | |
| Par Value $1 Per Share | |
| Issued and Outstanding: 10,000 Shares | 10,000 |
| Retained Earnings | 0 |
| Accumulated Other Comprehensive Income | 2,076 |
| Total Stockholder's Equity | 12,076 |
| Total Liabilities and Stockholder's Equity | $ 14,261 |

The accompanying notes are an integral part of the financial statements.

Equity Investment Services, Inc.
Statement of Income
For the Year Ended December 31, 2007

| | 2007 |
|---|---|
| **Income:** | |
| Commissions Earned | $ 72,070 |
| **Expenses:** | |
| Commissions Paid | 70,516 |
| Licenses and Permits | 1,805 |
| Professional Fees | 2,655 |
| Other Expenses | 18 |
| Total Expenses | 74,994 |
| Income (Loss) from Operations | (2,924) |
| Other Income (Expenses) | |
| Interest and Dividends Income | 627 |
| Capital Gains | 0 |
| Other (Expenses) | 0 |
| Realized Gains (Losses) on Securities | 0 |
| Net Income (Loss) Before Income Taxes | (2,297) |
| Provision for Income Taxes | 0 |
| Net Income (Loss) | (2,297) |
| **Other Comprehensive Income:** | |
| Unrealized Gain (Loss) on Security | 0 |
| Comprehensive Income (Loss) | $ (2,297) |

The accompanying notes are an integral part of the financial statements.

Equity Investment Services, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2007

| | Common Stock | Retained Earnings (Deficit) | Accum. Other Comprehensive Income | Total |
|---|---|---|---|---|
| **Balance, Beginning of Year** | $10,000 | $0 | $4,373 | 14,373 |
| Comprehensive Income: | | | | |
| Net Income (Loss) | 0 | 0 | (2,297) | (2,297) |
| Realized Gain on Securities | 0 | 0 | 0 | 0 |
| Common Stock Subscription | 0 | 0 | 0 | 0 |
| **Retained Earnings, End of Year** | $10,000 | $0 | $2,076 | $12,076 |

The accompanying notes are an integral part of the financial statements.

Equity Investment Services, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2007

| | 2007 |
|---|---|
| **Cash Flows From Operating Activities:** | |
| Net Income (Loss) | $ (2,297) |
| Adjustments to reconcile net income (loss) to net cash from operations: | |
| (Gain) Loss on Sale on Securities | 0 |
| (Increase) Decrease in Commissions Receivable | (296) |
| (Increase) Decrease in Prepaid Expenses | 0 |
| Increase (Decrease) in Accrued Expenses | (2,230) |
| Net Cash Provided By (Used In) Operating Activities | (4,823) |
| **Cash Flows From Investing Activities:** | |
| Purchase of Securities | 0 |
| Proceeds from Sale of Securities | 0 |
| Net Cash Provided By (Used In) Investing Activities | 0 |
| **Net Increase (Decrease) in Cash** | (4,823) |
| **Cash and Cash Equivalents at Beginning of Year** | 18,458 |
| **Cash and Cash Equivalents at End of Year** | $ 13,635 |

Supplemental Disclosures of Cash Flow Information:

| | |
|---|---|
| Cash Paid for Interest | $0 |
| Cash Paid for Taxes | $0 |

The accompanying notes are an integral part of the financial statements.

Equity Investment Services, Inc.
Notes to Financial Statements
December 31, 2007

1. Summary of Significant Accounting Policies.

a. Company's Activities - The Company, located in St. Louis, Missouri, is an NASD Registered Broker/ dealer that offers a variety of financial products to its clients. The company's primary products are mutual funds and insurance contracts.
b. Accounting Method - The Company's books are maintained on the accrual basis of accounting for financial statement reporting.
c. Commissions Receivable - The Company uses the direct write-off method for recognition of bad debts. No allowance for doubtful accounts is believed necessary.
d. Adoption of SFAS No. 130 - The Company adopted SFAS No. 130, Reporting Comprehensive Income.
e. Income Taxes - Amounts provided for Federal income taxes are based on earnings reported for financial statements purposes, adjusted for permanent differences between reported financial and taxable income.
f. Cash and Cash Equivalents - For purposes of the statement of cash flows, cash and cash equivalents consist of cash and money market funds.
g. Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Reserve Requirements.

The Company is not obligated to report under SEC Rule 15c3-3 since it does not maintain customer accounts or hold securities. Therefore, the Company does not have a reserve requirement nor does it have any information relating to the possession or control requirement under rule 15c3-3.

3. Minimum Capital.

Under SEC Rule 15c3-1, the Company is required to maintain net capital of not less than $5000 in 2007. At December 31, 2007, the Company's net capital as defined by SEC Rule 15c3-1 was $ 6,797 in excess of minimum net capital required.

4. Securities.

The Company invests in variable annuities and mutual funds. At December 31, 2007, these securities were classified as available for sale securities and are reported at fair value, with the unrealized gains and losses included in comprehensive income. Costs are determined on an average cost per share basis for determining realized gains or losses. At December 31, 2007, these securities had a fair value of $0, a cost of $0 and an unrealized gain of $0. Realized losses on securities sold during 2007 were $0.

Equity Investment Services, Inc
Notes to Financial Statement
December 31, 2007

5. Income Taxes

The income tax expense of the Company consists of the following:

| | 2007 |
|---|---|
| Current Tax Expense: | |
| Federal | $0 |
| State | 0 |
| Income Tax Expense | $0 |

Equity Investment Services, Inc.
Computation of Net Capital
December 31, 2007

| | 2007 |
|---|---|
| Total Ownership Equity from Statement of Financial Condition | $ 12,076 |
| Deductions: | |
| Total Non-allowable Assets: | |
| Commissions Receivable > 30 Days | 0 |
| Net Capital Before Haircuts on Securities Positions | 12,076 |
| Haircuts on Securities: | |
| Trading and Investment Securities | 0 |
| Money Market - 2% | (279) |
| Net Capital | 11,797 |
| Less: Required Minimum Capital | (5,000) |
| Net Capital Excess (Shortage) | $ 6,797 |

**Note: No reportable differences were found in the reconciliation of the net capital per the audited financial statements and the unaudited FOCUS reports.**

Equity Investment Services, Inc.
Reconciliation of the Audited Computation of Net
Capital and the Unaudited FOCUS Report
December 31, 2007

| | 2007 |
|---|---|
| Total Ownership Equity From Statement of Financial Condition-Unaudited | $ 12,076 |
| Adjustments: Increase (Decrease) | |
| Adjust Investment Funds Account | 0 |
| Total Increase (Decrease) in Ownership Equity | 0 |
| Total Ownership Equity from Statement of Financial Condition-Audited | 12,076 |
| Total Non-Allowable Assets-Audited | 0 |
| Net Capital Before Haircuts on Securities Positions | 12,076 |
| Haircuts on Securities: | |
| Trading and Investment Securities | 0 |
| Money Market - 2% | (279) |
| Net Capital | $ 11,797 |

END

**Note: No reportable differences were found in the reconciliation of the net capital per the audited financial statements and the unaudited FOCUS reports.**